SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant To Rule 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 4)

Mediacom Communications Corporation
(Name of issuer)

Class A Common Stock, $0.01 par value per share
(Title of class of securities)

58446K 10 5
(CUSIP number)

December 31, 2007
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[ ] Rule 13d-1 (b)
[ ] Rule 13d-1 (c)
[x] Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1       Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons

         Morris Communications Holding Company, LLC

2        Check the Appropriate Box if a Member of a Group

(a) |_|
(b) |_|

3        SEC Use Only

4        Citizenship or Place of Organization

 Georgia

Number of Shares       5      Sole Voting Power            28,309,674 Class A Common

Beneficially
                                6      Shared Voting Power                                0
Owned by

Each Reporting            7      Sole Dispositive Power      28,309,674 Class A Common

Person With
                                8      Shared Dispositive Power                       0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

     28,309,674 Class A Common

10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares

    |_|

11       Percent of Class Represented by Amount in Row (9)

     39.3%

12       Type Of Reporting Person

    OO

1       Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons

         Shivers Investments, LLC

2        Check the Appropriate Box if a Member of a Group

(a) |_|
(b) |_|

3        SEC Use Only

4        Citizenship or Place of Organization

 Georgia

Number of Shares       5      Sole Voting Power            28,309,674 Class A Common

Beneficially
                                6      Shared Voting Power                               0
Owned by

Each Reporting            7      Sole Dispositive Power      28,309,674 Class A Common

Person With
                                8      Shared Dispositive Power                     0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

     28,309,674 Class A Common

10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares

    |_|

11       Percent of Class Represented by Amount in Row (9)

     39.3%

12       Type Of Reporting Person

    OO

1       Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons

         Shivers Trading & Operating Company

2        Check the Appropriate Box if a Member of a Group

(a) |_|
(b) |_|

3        SEC Use Only

4        Citizenship or Place of Organization

 Georgia

Number of Shares       5      Sole Voting Power            28,309,674 Class A Common

Beneficially
                                6      Shared Voting Power                               0
Owned by

Each Reporting            7      Sole Dispositive Power      28,309,674 Class A Common

Person With
                                8      Shared Dispositive Power                      0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

     28,309,674 Class A Common

10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares

    |_|

11       Percent of Class Represented by Amount in Row (9)

     39.3%

12       Type Of Reporting Person

    CO

1       Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons

         William S. Morris III

2        Check the Appropriate Box if a Member of a Group

(a) |_|
(b) |_|

3        SEC Use Only

4        Citizenship or Place of Organization

 Georgia

Number of Shares       5      Sole Voting Power            28,370,174 Class A Common

Beneficially
                                6      Shared Voting Power                               0
Owned by

Each Reporting            7      Sole Dispositive Power      28,370,174 Class A Common

Person With
                                8      Shared Dispositive Power                      0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

     28,370,174 Class A Common

10       Check if the Aggregate Amount in Row (9) Excludes Certain Shares

    |_|

11       Percent of Class Represented by Amount in Row (9)

     39.4%

12       Type Of Reporting Person

    IN

Item 1(a).     Name of Issuer:

Mediacom Communications Corporation (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

The address of the Issuer's  principal  executive  offices is 100 Crystal Run Road, Middletown, New York 10941.

Item 2(a).     Name of Person Filing:

This  statement is filed on behalf of Morris  Communications Holding Company, Shivers Trading & Operating Company, and Shivers Investments,  LLC and
William S.  Morris III,  who along with his spouse, controls each of Morris Communications Holding Company, LLC, Shivers Trading & Operating Company
and  Shivers Investments,  LLC  (collectively,   the  "Reporting Persons").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

The principal place of business of the Reporting  Persons is 725 Broad Street, Augusta, Georgia 30901

Item 2(c).     Citizenship:

The Reporting  Persons  are two Georgia  limited  liability Companies, a Georgia corporation and an individual  resident of the State of Georgia and United States citizen.

Item 2(d).     Title of Class of Securities:

The title of the  securities  is Class A Common  Stock  (the "Class A Common Stock").

Item 2(e).     CUSIP Number:

The CUSIP number of the Class A Common Stock is 58446K 10 5.

Item 3.        If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

     (a)  |_| Broker or dealer registered under section 15 of the Act;

     (b)  |_| Bank as defined in section 3(a)(6) of the Act;

     (c)  |_| Insurance Company as defined in section 3(a)(19) of the Act;

     (d)  |_| Investment  Company  registered  under section 8 of the Investment
              Company Act of 1940;

     (e)  |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f)  |_| An employee  benefit  plan, or endowment  fund in accordance  with
              Rule 13d-1 (b)(1)(ii)(F);

     (g)  |_| A parent holding company or control person in accordance with Rule
              13d-1 (b)(1)(ii)(G);

     (h)  |_| A savings  association  as defined in section  3(b) of the Federal
              Deposit Insurance Act;

     (i)  |_|  A  church  plan  that  is  excluded  from  the  definition  of an investment  company under section  3(c)(14) of the Investment
               Company Act of 1940;

     (j)  |_| Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1 (c), check this box. | |

Item 4.  Ownership.

         (a)   Amount beneficially owned:

Morris  Communications  Holding Company,  LLC  owns no shares directly, but indirectly owns 28,309,674 shares  of Class A Common Stock through ownership of its wholly owned subsidiary, Shivers Investments, LLC.  Shivers Investments, LLC owns 28,309,674 shares of Class A Common Stock which it received as capital contributions from Morris Communications Company.  Shivers Trading & Operating Company owns no shares directly, but indirectly owns 28,309,674 shares  of Class A Common Stock through ownership of its wholly owned subsidiary, Moris Communications Holding Company, LLC (which owns Shivers Investments, LLC).

Further, William S. Morris III owns an additional 7,500 shares of Class A Common Stock received as restricted grants, which have now fully vested.  William S. Morris III also has the option to acquire within 60 days of December 31, 2007 an additional 53,000 shares of Class A Common Stock.  William S. Morris III controls each of Shivers Trading & Operating Company, Morris Communications Holding Company, LLC and Shivers Investments, LLC. Thus, Mr. Morris beneficially owns a total of 28,370,174 shares of Class A Common Stock*.

          (b)  Percent of class:

Morris Communications Holding Company, LLC, Shivers Trading & Operating Company and Shivers Investments, LLC own 39.3% of the outstanding shares of Class A Common Stock.  William S. Morris III owns 39.4% of the outstanding shares of Class A Common Stock.

          (c)  Number of shares as to which such person has:

           (i) sole power to vote or to direct the vote:

Shivers Investments, LLC has the sole power to vote or to direct the      vote of 28,309,674 shares of Class A Common Stock.  Morris Communications      Holding Company, LLC, through its ownership of Shivers Investments, LLC, has the sole power to vote or to direct the vote of the 28,309,674 shares of Class A Common Stock owned by Shivers Investments, LLC. Similarly, Shivers Trading & Operating Company, through its ownership of Morris Communications Holding Company, LLC, has the sole power to vote or to direct the vote of the 28,309,674 shares of Class A Common Stock owned by Shivers Investments, LLC.

William S. Morris III has the sole power to vote or to direct the vote of 28,370,174 shares of Class A Common  Stock*, which by reason of his  control of said entities, includes  the 28,309,674 shares of Class  A  Common  Stock  owned directly  by  Shivers  Investments,  LLC and owned indirectly by Morris Communications Holding Company, LLC and Shivers Trading & Operating Company.

            (ii) shared power to vote or to direct the vote:

               Not applicable.

            (iii) sole power to dispose or to direct the disposition of:

Shivers Investments, LLC has the sole power to dispose or direct the disposition of 28,309,674 shares of Class A Common Stock.  Morris Communications Holding Company, LLC, through its ownership of Shivers Investments, LLC, has the sole power to dispose or direct the disposition of the 28,309,674 shares of Class A Common Stock owned by Shivers Investments, LLC.  Similarly, Shivers Trading & Operating Company, through its ownership of Morris Communications Holding Company, LLC, has the sole power to dispose or to direct the disposition of the 28,309,674 shares of Class A Common Stock owned by Shivers Investments, LLC.

William S. Morris III has the sole power to dispose or direct the disposition of 28,370,174 shares of Class A Common Stock*, which by reason of his control of said entities, includes the 28,309,674 shares of Class A Common Stock owned directly by Shivers Investments, LLC and owned indirectly by Morris Communications Holding Company, LLC and Shivers Trading & Operating Company.

           (iv) shared power to dispose or to direct the disposition of:

               Not applicable.

*  Said amounts beneficially owned by Mr. Morris in 4(a) and which he has the power to vote or dispose in 4(c) above do not include the following restricted stock units and shares subject of options granted to Mr. Morris: (i) 2,500 shares of Class A Common Stock that are restricted stock units that vest on March 14, 2008; (ii) 5,000 shares of Class A Common Stock that are restricted stock units that vest in two equal annual installments commencing April 5, 2008; (iii) an option to acquire 5,000 shares of Class A Common Stock that vests on March 14, 2008; and (iv) an option to acquire 10,000 shares of Class A Common Stock that vests in two equal annual installments commencing April 5, 2008.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7.  Identification  and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.

         Not applicable.

 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief,  I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2008

MORRIS COMMUNICATIONS HOLDING COMPANY, LLC

By: /s/ William S. Morris III

Name: William S. Morris III
Title: Chairman

 SHIVERS INVESTMENTS, LLC

By: /s/ William S. Morris III

Name: William S. Morris III
Title: Chairman

SHIVERS TRADING & OPERATING COMPANY

By: /s/ William S. Morris III

Name: William S. Morris III
Title: Chairman

 /s/ William S. Morris III

William S. Morris III